Exhibit 21

Subsidiaries of the Registrant

Kentucky Bancshares, Inc.’s Subsidiaries

Entity	State of Incorporation/Organization

Kentucky Bank	Kentucky

KBI Insurance Company, Inc.	Nevada

KB Special Assets Unit, LLC	Kentucky
(100% owned by Kentucky Bank)